July 29, 2016

Alison White

Senior Counsel

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:                           Boston Trust & Walden Funds:  File Nos. 33-44964 and 811-06526

Dear Ms. White:

On May 31, 2016, Boston Trust & Walden Funds (the “Trust) filed Post-Effective Amendment No. 155 to its Registration Statement on Form N-1A (the “Amendment”).  On July 7, 2016, you provided oral comments.  On July 28, 2016 the Trust filed Post-Effective Amendment No. 156 to its Registration Statement on Form N-1A.  The following is a summary of our understanding of your comments and the response from the Trust.  Where necessary, these responses have been incorporated into Post-Effective Amendment No. 155.

1.                                      Comment: Please make the Tandy representations in your response letter.

Response: The Tandy representations have been included at the end of this letter.

2.                                      Comment: Please amend the series and class identifiers for the Walden Small Cap Innovations Fund and the Walden SMID Cap Innovations Fund to remove the word “Innovations”.

Response: The series and class identifiers for those funds have been amended.

3.                                      Comment:  Example — Global Comment.  Please amend the paragraph under “Example” to disclose that the “1 Year” example includes the effect of the Expense Limitation Agreement.  Alternatively, confirm supplementally that the effect of the Expense Limitation Agreement is reflected in the 1 Year example.

Response:  The Trust confirms that the “1 Year” number in the Example for each Fund, other than the Boston Trust Asset Management Fund and the Boston Trust Equity Fund, reflect the effect of any expense reimbursement or fee waiver arrangement.  The Boston Trust Asset Management Fund and the Boston Trust Equity Fund currently do not receive expense reimbursements or fee waivers.

4.                                      Comment:  Fee Table — Pages 1 and 3.  If adviser did not waive fees or reimburse expenses in the last fiscal year in the Boston Trust Asset Management Fund and the Boston Trust Equity Fund, please eliminate the footnote disclosing the existence of the Expense Limitation Agreement.  See Instruction 3(e) to Item 3 of Form N-1A.

Response:  The footnote has been deleted.

5.                                      Comment: Principal Investment Strategies — Pages 1 and 11.  In the first paragraph under “Principal Investment Strategies” describing the principal investment strategies of the Boston Trust Asset Management Fund and the Walden Asset Management Fund:

(a)         Clarify whether 20% of each Fund’s assets will be invested in each of the two categories mentioned (domestic/foreign equities and fixed income securities) or whether 20% of each Fund’s assets will be invested in a combination of the two categories.  If the former, how is the other 60% of each Fund’s assets invested.

(b)         Explain what “accrued income” means.

(c)          Clarify whether 25% of each Fund’s assets in foreign equity securities or both foreign equity and debt securities.

Response:

(a)         The Trust believes that the disclosure in question is clear and accurate, and respectfully declines to make the requested change.

(b)         The reference to accrued income has been deleted.

(c)          The sentence has been revised as follows:

“The Fund may invest up to 25% of its assets in foreign equity and fixed income securities.”

6.                                      Comment: Principal Investment Risks — Pages 1 and 12:   The description of Credit Risk under “Principal Investment Risks” references junk bonds.  If the Boston Trust Asset Management Fund and the Walden Asset Management Fund invest in junk bonds as part of their principal investment strategies, please add junk bond risk disclosure.

Response:  The Boston Trust Asset Management Fund and the Walden Asset Management Fund do not invest in junk bonds as part of their principal investment strategies.  Therefore, the reference to junk bonds has been removed.

7.                                      Comment: Principal Investment Risks — Pages 1 and 12:   The description of Foreign and Emerging Market Investment Risk under “Principal Investment Risks” references emerging markets.  If the Boston Trust Asset Management Fund and the Walden Asset Management Fund invest in emerging markets as part of their principal investment strategies, please add emerging markets disclosure to the “Principal Investment Strategies” section.

Response:  The Boston Trust Asset Management Fund and the Walden Asset Management Fund do not invest in emerging market securities as part of their principal investment strategies.  Therefore, the reference to emerging market securities has been removed.

8.                                      Comment: Principal Investment Strategies — Page 2 and 12:  The Boston Trust Asset Management Fund and the Walden Asset Management Fund both show multiple indices on the performance table.  Please disclose information about the additional indices in a narrative accompanying the performance table.

Response: Narrative information describing the additional indices has been added to the prospectus.

9.                                      Comment: Potential Conflicts of Interest — Global Comment:   Change the heading to use the term required by Form N-1A.

Response: The heading has been changed to read “Conflicts of Interest: Payments to Broker-Dealers and Other Financial Intermediaries.”

10.                               Comment: Principal Investment Strategies — Page 5 and 15.  The principal investment strategy for each of the Boston Trust Midcap Fund and the Walden Midcap Equity Fund states that the Fund invests “at least 80% of its assets in a diversified portfolio of equity securities, such as common stock of domestic midcap companies.”  Please rephrase the disclosure to make it clear that 80% of the Fund’s assets are invested in midcap equity securities, not just equity securities.

Response: The disclosure has been revised as follows:

“The Fund invests, under normal circumstances, at least 80% of its assets in a diversified portfolio of equity securities of domestic midcap companies.  Equity securities include common stock.”

11.                               Comment:  Principal Investment Strategies — Page 7 and 17.  The principal investment strategy for each of the Boston Trust SMID Cap Fund and the Walden SMID Cap Fund states that the Fund invests “at least 80% of its assets in a diversified portfolio of equity securities, such as common stock of domestic small and midcap companies.”  Please rephrase the disclosure to make it clear that 80% of the Fund’s assets are invested in small and midcap equity securities, not just equity securities.

Response: The disclosure has been revised as follows:

“The Fund invests, under normal circumstances, at least 80% of its assets in a diversified portfolio of equity securities of domestic small and midcap companies.  Equity securities include common stock.”

12.                               Comment:  Principal Investment Strategies — Page 9 and 17.  The principal investment strategy for each of the Boston Trust Small Cap Fund and the Walden Small Cap Fund states that the Fund invests “at least 80% of its assets in a diversified portfolio of equity securities, such as common stock of domestic small cap companies.”  Please rephrase the disclosure to make it clear that 80% of the Fund’s assets are invested in small cap equity securities, not just equity securities.

Response: The disclosure has been revised as follows:

“The Fund invests, under normal circumstances, at least 80% of its assets in a diversified portfolio of equity securities of domestic small cap companies.  Equity securities include common stock.”

13.                               Comment: Performance — Page 10:  The disclosure accompanying the Bar Chart discusses performance for a predecessor collective investment for periods prior to December 16, 2005.  The Bar Chart covers the period December 31, 2006 to December 31, 2015.  Consider deleting the discussion of the predecessor collective investment fund as that performance is no longer shown on the Bar Chart.

Response:  The discussion regarding the predecessor collective investment fund has been deleted.

14.                               Comment: Performance — Page 10:  The disclosure accompanying the Performance Table discusses after-tax returns for periods prior to December 16, 2055.  The Performance Table covers the 10-year period ended December 31, 2015.  Consider deleting the discussion of the predecessor collective investment fund as that performance is no longer shown on the Performance Table.

Response: The discussion regarding the predecessor collective investment fund has been deleted.

15.                               Comment: Principal Investment Strategies — Page 21:   The Walden International Equity Fund invests in equity securities, including ordinary shares (also known as common stocks), depositary receipts, preferred stock, securities convertible or exchangeable into common stocks, warrants, and rights to purchase common stocks.  Please describe the risk associated with each type of equity security.

Response:  The Walden International Equity Fund invests primarily in ordinary shares.  Consequently, disclosure regarding investments in depositary receipts, preferred stock, securities convertible or exchangeable into common stocks, warrants, and rights to purchase common stocks has been deleted from the summary section of the prospectus.

16.                               Comment: Principal Investment Risk - Page 22:  Is investing in emerging markets part of the Fund’s principal investment strategy?  The “Principal Investment Strategies” states that the Fund invests in developed countries.  If not, please remove as a principal risk.

Response:  The Walden International Equity Fund does not invest in emerging market securities as part of its principal investment strategy.  Therefore, the reference to emerging market securities has been removed.

17.                               Comment: Investment Objectives and Strategies — Page 23:  Please clarify the purpose of the statement immediately under this heading.

Response:  The disclosure has been revised as follows:

“The hallmark of the Adviser’s investment strategy, applicable to all Boston Trust & Walden Funds, is our emphasis on high quality investments and long term profitability and sustainability.  The Adviser believes the environmental, social and governance factors are an appropriate and material part of a comprehensive analysis of long-term investment prospects.”

18.                               Comment: Investment Objectives and Strategies - Boston Trust Asset Management Fund and Walden Asset Management Fund—Pages 23 and 25:   In the first bullet, insert romanetts (i) and (ii) before the words “fixed-income” and “domestic”, respectively.

Response:  The requested change has been made

19.                               Comment: Investment Objectives and Strategies — Boston Trust Small Cap Fund - Performance — Page 25.  Consider deleting the prior performance disclosure for the reasons stated in Comments 13 and 14.

Response:  The prior performance disclosure has been deleted.

20.                               Comment: Investment Risk — Page 29.  For each investment risk, specify whether it is a principal investment risk and identify the Fund to which the risk applies.

Response:  Risks associated with non-principal investment strategies have been identified and placed in a separate section.  The Trust believes that, with the risk of principal investment strategies disclosed in each Fund summary, it is unnecessary to assign each risk to a particular Fund in the statutory portion of the prospectus.

21.                               Comment: Investment Risk — Page 31.  If no Fund invests in investment companies as part of its principal investment strategy, eliminate the risk disclosure.

Response: Investments in other investment companies is non-principal investment strategy of each Fund.  Risk disclosure relating to investments in investment companies has been moved to the non-principal risk section.

22.                               Comment: Investment Risk — Page 31: Please revise the “Preferred Stock Risk” to disclose the risk of investing in preferred stock.

Response:  The disclosure has been revised as requested.

23.                               Comment: Redemption in Kind — Page 36: Disclose that securities received as redemptions-in-kind bear market risks until sold and gains realized on their sale may be taxable.

Response: The following disclosure has been added to the end of the last paragraph in the “Additional Information” subsection of “How to Redeem Shares”:

“If you receive securities when redeeming your account, the securities will be subject to market fluctuation and you may incur tax if the securities are sold.”

24.                               Comment: Fund Management - Page 38.   Please update the termination date of the current Expense Limitation Agreement

Response: The termination date has been updated.

25.                               Comment: Financial Highlights — Walden International Equity Fund — Page 51.  Please advise supplementally as to the date the Fund commenced operations.

Response: The Fund commenced operations on June 9, 2015.  Financial Highlights for the period June 9, 2015 to March 31, 2016 have been added to the prospectus.

The Trust has authorized me to convey to you that the Trust acknowledges the following:

1.                                      Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.                                      The action of the Commission or the staff, acting pursuant to delegated authority, in declare the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.                                      The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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If you have any questions concerning this request please contact Michael V. Wible at (614) 469-3297.

Best regards,

/s/ Michael V. Wible

Michael V. Wible

cc:	Lucia Santini
Charles Booth